Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 24

DATED JUNE 7, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 24 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 22 dated May 17, 2006 and Supplement No. 23 dated May 26, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No. 24 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions – Acquired Properties

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below.

Lincoln Mall; Lincoln, Rhode Island

On May 31, 2006, MB REIT acquired, through a wholly-owned subsidiary formed for this purpose, a fee simple interest in an existing shopping center known as Lincoln Mall.  Lincoln Mall is located at 620 George Washington Highway in Lincoln, Rhode Island and contains approximately 379,132 gross leasable square feet (excluding ground lease space). This property is part of the Warwick/Cranston retail market and competes with at least seven other retail centers within this market area for sales, tenants or both.

MB REIT purchased this property from an unaffiliated third party, LB Lincoln Mall Holdings, LLC, for approximately $60.5 million.  MB REIT purchased this property for cash and may later borrow monies using this property as collateral.  MB REIT does not intend to make significant repairs or improvements to it over the next few years.  However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.  MB REIT is of the opinion that the property is adequately covered by insurance.

Three tenants, Stop & Shop, Lincoln Educational Services and Marshalls, each lease ten percent (10%) or more of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Stop & Shop	56,040	15	16.50	09/00	08/20

Lincoln Educational Services	40,000	11	10.00	05/04	05/14

Marshalls	39,239	10	8.50	10/02	10/03
			Percentage Rent Only	10/03	12/03
			7.88	12/03	10/07
			8.38	10/07	10/12

Real estate taxes payable in 2005 and 2006 for the tax year ended December 2005 (the most recent tax year for which information is generally available) were approximately $764,409.  The real estate taxes payable were calculated by multiplying Lincoln Mall's assessed value by a tax rate of 24.62%.

For federal income tax purposes, the depreciable basis in this property is approximately $45.4 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Lincoln Mall was originally constructed as an enclosed regional mall in 1974.  Beginning in 1999 with the demolition of a portion of the mall, the property underwent significant transformation and renovation with two phases completed in 2002 and 2005, respectively.  As of June 1, 2006, this property was approximately ninety-three percent (93%) occupied, with a total of approximately 350,765 square feet (excluding ground lease space) leased to forty-three (43) tenants, including one ground lease tenant.  The following tables set forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Zales	1,800	Month-To-Month	-	75,000	41.67
Eye Associates **	1,790	09/06	-	31,415	17.55
VNA of Rhode Island/	24,700	03/08	1/5 yr.	247,000	10.00
Lifespan Home Medical	7,500	03/08	1/5 yr.	75,000	10.00
Wells Fargo Home Mortgage	2,133	07/08	1/3 yr.	34,128	16.00
Only A Dollar	7,798	08/08	1/5 yr.	58,485	7.50
Claire's Boutiques	1,083	08/08	-	27,000	24.93
Travel Odyssey	1,357	11/09	1/5 yr.	16,284	12.00
Sovereign Bank (ATM)	800	12/09	-	16,000	20.00
RadioShack	2,423	06/10	1/5 yr.	47,249	19.50
Lapel's Dry Cleaning	1,400	07/10	1/5 yr.	32,200	23.00
Home Goods	25,000	08/10	3/5 yr.	281,250	11.25
Dunkin Donuts	752	10/10	-	25,000	33.24
GNC	1,375	12/10	1/5 yr.	26,813	19.50

Sovereign Bank	3,717	03/11	1/5 yr.	54,008	14.53
Papa Gino's	3,165	05/11	2/5 yr.	55,737	17.61
McDonalds	2,904	05/11	1/5 yr.	29,600	10.19
Best Cuts	1,500	06/11	2/5 yr.	30,000	20.00
UPS	1,500	07/12	2/5 yr.	37,500	25.00
Marshalls	39,239	10/12	3/5 yr.	309,203	7.88
Asia Grill	9,089	12/12	3/5 yr.	99,196	10.91
Ocean State Job Lot	25,780	01/13	3/5 yr.	109,565	4.25
Payless ShoeSource	3,500	03/13	1/5 yr.	59,500	17.00
Lincoln Educational Services *	40,000	05/14	2/5 yr.	400,000	10.00
Party City	11,500	07/14	2/5 yr.	149,500	13.00
Subway	1,633	06/15	-	26,128	16.00
Alternate Realities	2,800	06/15	-	39,200	14.00
Hollywood Video	6,000	08/15	4/5 yr.	120,000	20.00
Famous Footwear	6,875	09/15	2/5 yr.	106,563	15.50
Gamer's Haven	2,250	10/15	-	31,500	14.00
Majestic Nails	704	10/15	-	14,784	21.00
Firenza Jewelers	1,879	11/15	-	30,665	16.32
Sleepy's Mattress	5,003	11/15	2/5 yr.	77,547	15.50
Dress Barn	7,500	12/15	2/5 yr.	116,250	15.50
Deb Shops	7,500	01/16	1/5 yr.	82,500	11.00
Sweet Sensations	1,725	01/16	-	32,775	19.00
Starbucks	1,600	02/16	2/5 yr.	54,368	33.98
Super Suppers	2,386	04/16	-	47,720	20.00
Payhalf	17,868	01/20	2/5 yr.	153,000	8.56
Stop & Shop	56,040	08/20	10/5 yr.	924,660	16.50
Stop & Shop Gas Station	1,500	08/20	10/5 yr.	22,000	14.67
Chili's Bar & Grill	5,697	09/20	4/5 yr.	103,000	18.08
Cinema World (Ground Lease)	N/A	11/24	5/5 yr.	325,000	N/A

*   This tenant is expected to expand their space by 18,881 gross leasable square feet at $10.00 per square foot.

**  This tenant is expected to relocate to approximately 5,550 gross leasable square feet at $10.00 per square feet on or about October 1, 2006.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	2	3,590	106,415	2.29%	4,648,975	29.64
2007	-	-	-	-	4,572,598	-
2008	5	43,214	442,999	9.66%	4,587,055	10.25
2009	2	2,157	34,998	0.84%	4,177,386	16.23

2010	5	30,950	417,412	9.95%	4,195,972	13.49
2011	4	11,286	179,705	4.71%	3,812,889	15.92
2012	3	49,828	470,184	12.93%	3,636,830	9.44
2013	2	29,280	186,100	5.87%	3,170,369	6.36
2014	2	51,500	564,450	18.80%	3,003,054	10.96
2015	9	34,644	613,754	24.75%	2,479,818	17.72

The table below sets forth certain information with respect to the occupancy rate at Lincoln Mall expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot. The historical information relating to the occupancy of the property for 2001 was not available.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	78%	13.14
2004	71%	12.72
2003	57%	11.54
2002	55%	11.67

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of June 1, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	51,086,895	510,868,950	53,641,239	457,227,711

Shares sold pursuant to our distribution reinvestment program:	343,815	3,266,243	-	3,266,243

	51,450,710	514,335,193	53,641,239	460,693,954

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.